Exhibit (d)(4)

CONFIDENTIAL

EXCLUSIVITY AGREEMENT

This Exclusivity Agreement (the “Agreement”) is made and entered into as of December 20, 2011 by and between Blackbaud, Inc. (“Blackbaud”) and Convio, Inc. (the “Company”).

RECITALS

WHERAS, the parties hereto have had preliminary discussions regarding a possible strategic transaction involving Blackbaud and the Company (the “Transaction”); and

WHEREAS, the Company desires to induce Blackbaud to further analyze such a Transaction and to negotiate in earnest with the intent to complete such a Transaction.

NOW THEREFORE, the parties agree as follows:

1. Negotiations with Others. For a period beginning on the date hereof and ending at 6:00 p.m. (Central Time) on the Termination Date, the Company shall not (and shall use all reasonable efforts to cause its officers, managers, employees, members, agents, attorneys, accountants, investment bankers, other representatives and affiliates not to), directly or indirectly, take any of the following actions with any party other than Blackbaud and its designees: (i) solicit, encourage, initiate, or facilitate, or induce any inquiry or participate in any negotiations or discussions with respect to, any Alternative Proposal (as defined below), (ii) disclose any information not customarily disclosed in the ordinary course of business to any person concerning the Company’s business, technologies or properties or afford to any person or entity including, but not limited to, financing parties, access to its properties, books or records, with the intent to encourage, facilitate or induce the making, submission or announcement of any Alternative Proposal, (iii) participate in any negotiations or discussions with respect to any Alternative Proposal, or (iv) enter into any letter of intent, agreement or arrangement with any person providing for or otherwise relating to any Alternative Proposal. The term “Alternative Proposal” means, other than the Transaction, any (i) direct or indirect acquisition or purchase by any person or entity of more than 10% of the voting securities of, or equity interest in, the Company or any of its material subsidiaries, or (ii) merger, consolidation, sale or exclusive license of all or any significant portion of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its material subsidiaries. In the event that the Company shall receive, or shall become aware that any of its officers, managers, employees, members, agents, representatives or affiliates has received, any inquiry, offer or proposal regarding an Alternative Proposal, it shall notify Blackbaud of such offer or proposal within forty-eight hours thereof, including without limitation information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and will cooperate with Blackbaud by furnishing any information Blackbaud may reasonably request with respect thereto, in each case, to the extent not prohibited by the Company’s pre-existing contractual obligations. The Company agrees to immediately terminate any current discussions with third parties with respect to any of the foregoing and represents that it has the right to so terminate any such discussions or negotiations relating to an Alternative Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, manager, member, agent, representative or affiliate of the Company shall be deemed to be a breach of this Agreement by the Company. The “Termination Date” means the earlier of (i) the date on which the Company notifies Blackbaud that it is terminating discussions regarding the Transaction, which notice may not be provided until January 15, 2012, (ii) the date on which Blackbaud notifies the Company that it does not intend to pursue the Transaction or that it is only interested in pursuing the Transaction at a price per share of Company Common Stock of less than $16.00, (iii) January 4, 2012 if Blackbaud fails to notify the Company in writing on January 2, 2012 that Blackbaud remains committed to the Transaction at a price per share of Company Common Stock of $16.00 or (iv) such date as may be mutually agreed to in writing by both Blackbaud and the Company.

CONFIDENTIAL

2. Specific Performance. The parties hereto agree that irreparable damage may occur in the event that the provisions of Section 1 hereof were not performed in accordance with its specific terms or were otherwise breached. Blackbaud, without prejudice to any rights to judicial relief it may otherwise have, shall be entitled to seek equitable relief, including injunction, in the event of any breach of the provisions of Section 1 hereof. The Company agrees that (i) it will not oppose the granting of such relief on the basis that Blackbaud has not suffered irreparable harm or that Blackbaud has an adequate remedy at law and (ii) in the event of a breach of Section 1 of this Agreement by the Company, it will pay any reasonable fees which Blackbaud may incur in enforcing this Agreement. The Company also agrees that it will not seek and agrees to waive any requirement for the securing or posting of a bond in connection with Blackbaud’s seeking or obtaining such relief.

3. Definitive Agreement. Each party understands and agrees that no contract or agreement providing for any Transaction involving the parties shall be deemed to exist between the parties unless and until a final definitive agreement has been executed and delivered. Each party also agrees that unless and until a final definitive agreement regarding a Transaction between the parties has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this Agreement except for the matters specifically agreed to herein. For purposes of this paragraph, the term “definitive agreement” does not include an executed letter of intent, memorandum of terms or any other preliminary written agreement.

4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed within such state. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. In the event of any litigation arising hereunder, the parties agree to submit to the jurisdiction of the courts of the State of Delaware and of the United States located in the County of New Castle in the State of Delaware.

5. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature.

Signature Page Follows.

CONFIDENTIAL

IN WITNESS WHEREOF, the parties have executed this Exclusivity Agreement as of the date first written above.

BLACKBAUD, INC.

By:	/s/ Marc Chardon
Name:	Marc Chardon
Title:	President and Chief Executive Officer

CONVIO, INC.

By:	/s/ Gene Austin
Gene Austin
President and Chief Executive Officer

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